VATECH

03 JUL 15 AM 7:21

TELEFAX



03024530

An: To:	SEC	Datum: Date:	14.07.2003
Firma: Company:	Security and Exchange Comission	Seiten / Pages: (incl. this page):	3
Fax:	001 202 9429 525		
Von: From:	Wolfgang Schwaiger		
Abteilung: Department:	Strategy, Communications and Investor Relations	Tel.: (+43/732) 6986 - 9222 Fax: (+43/732) 6980 - 3416 E-Mail: wolfgang.schwaiger@vatech.at	
Betreff: Subject:	VA Technologie AG – PresseinformationFiling Number 82-3910		

Dear Ladies and Gentlemen!

Enclosed please find today's press release of VA TECH.

Best regards,

SUPPL

Wolfgang Schwaiger
Strategy, Communications and Investor Relations

PROCESSED
JUL 17 2003
THOMSON FINANCIAL

Phone. [0043-732] 6986-9222
Fax. [0043-732] 6980-3416
E-mail: wolfgang.schwaiger@vatech.at

dlw 7/15

VA TECH HYDRO

PRESS RELEASE

VA TECH HYDRO secures two Contracts in Pakistan

VA TECH HYDRO, one of the world's leading suppliers of equipment and services for hydropower plants, has been awarded two new major contracts by WAPDA (Water & Power Development Authority) for the first two significant Pelton hydropower projects on tributaries of the Indus River in Pakistan.

The first contract is worth € 22 million and will result in the construction of a new hydropower plant on the River Allai Khwar, near Besham in the Northwest Frontier Province of Pakistan. The main equipment will be two Pelton turbines (2 x 62.5) and two generators. The project will also include HV switchgear (220 kV and 132 kV) and MV switchgear.

The second contract, valued at € 20 million, will include equipment for a power plant to be built on the River Duber Khwar near Patan also in Pakistan's North West Frontier Province. The scope of supply differs to the first project only in terms of power output of the two turbines (2 x 67 MW) and generators and HV switchgear (132 kV).

These projects will be connected to the National Grid through 220kV transmission lines at Mansehra and will produce an annual average of 1,058 GWh of renewable electricity. Energy from the projects will mainly be used to improve the grid stability in the north and northwest provinces. As a result of the project, several thousand jobs will be created which will significantly improve living standard of many inhabitants in these areas.

Pakistan plans to rapidly expand its developments in hydropower, further developing the high head Pelton schemes. This will increase business opportunities for VA TECH HYDRO in the near future.

VA TECH HYDRO is considered the most prevalent market player for Pelton turbines and high speed generators, these projects will serve to strengthen the future position of VA TECH HYDRO.

For further information please contact:
Ursula Scheidl
Penzinger Strasse 76, P.O Box 5, A-1141 Vienna
Tel.: ++43 1 89100-2053, Fax: ++43 1 89100-196
e-mail: ursula.scheidl@vatech-td.at

Wolfgang Schwaiger
Lunzerstraße 64, A-4031 Linz
Tel: ++43 70 6986-9222, Fax: ++43 70 6986-3416
e-mail: wolfgang.schwaiger@vatech.at

VA TECH HYDRO

Both contracts began in June 2003 and are financed by the Abu Dhabi fund, completion is due by June 2007. VA TECH HYDRO is engaged with projects in Pakistan since 1951, and has previously supplied equipment for WAPDA including orders as for example Mangla Dam, Tarbela Dam (world record in diameter for a penstock bifurcation piece) and Gazhi-Barotha.

++++2003-07-14

VA TECH HYDRO is a company of the listed VA Technologie AG (VA TECH) group and is a global supplier of electromechanical equipment and services ("Water to Wire") for hydropower plants. VA TECH HYDRO is one of the world's largest suppliers for the hydropower generation market, and holds a leading position in the growing power plant refurbishment sector. In 2002, VA TECH HYDRO achieved a turnover of € 760 million. It has approximately 3,100 employees.

This and other VA TECH and VA TECH HYDRO press releases are also available on the Internet: www.vatech.at and www.vatech-hydro.com

For further information please contact:
Ursula Scheidl
Penzinger Strasse 76, P.O Box 5, A-1141 Vienna
Tel.: ++43 1 89100-2053, Fax: ++43 1 89100-196
e-mail: ursula.scheidl@vatech-td.at

Wolfgang Schwaiger
Lunzerstraße 64, A-4031 Linz
Tel: ++43 70 6986-9222, Fax: ++43 70 6986-3416
e-mail: wolfgang.schwaiger@vatech.at